UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RENEWABLE ENERGY GROUP, INC.

(Name of issuer)

Common Stock, $ 0.0001 per value per share

(Title of class of securities)

75972A301

(CUSIP number)

December 31, 2012

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 75972A301

(1)	Names of reporting persons Natural Gas Partners VIII, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 1,247,981 (see Item 4)
(7) Sole dispositive power 623,841 (see Item 4)
(8) Shared dispositive power
(9)	Aggregate amount beneficially owned by each reporting person 1,247,981 (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.1%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 75972A301

(1)	Names of reporting persons NGP Energy Technology Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 1,247,981 (see Item 4)
(7) Sole dispositive power 589,713 (see Item 4)
(8) Shared dispositive power
(9)	Aggregate amount beneficially owned by each reporting person 1,247,981 (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.1%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 75972A301

(1)	Names of reporting persons Energy Technology Partners, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 1,247,981 (see Item 4)
(7) Sole dispositive power 34,427 (see Item 4)
(8) Shared dispositive power
(9)	Aggregate amount beneficially owned by each reporting person 1,247,981 (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.1%
(12)	Type of reporting person (see instructions) OO

Item 1(a)	Name of issuer: Renewable Energy Group, Inc.

Item 1(b)	Address of issuer’s principal executive offices: 414 South Bell Avenue Ames, IA 50010

2(a) Name of person filing:

Natural Gas Partners VIII, L.P. (“NGP VIII”)

NGP Energy Technology Partners, L.P. (“NGP Energy Tech LP”)

Energy Technology Partners, L.L.C. (“ETP”)

2(b) Address or principal business office or, if none, residence:

NGP VIII:

125 E. John Carpenter Freeway

Suite 600

Irving, Texas 75062

For NGP Energy Tech LP and ETP:

1700 K Street, NW

Suite 750

Washington, DC 20006

2(c) Citizenship:

Delaware

2(d) Title of class of securities:

Common Stock

2(e) CUSIP No.:

75972A301

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-l(b)(l)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J);

(K) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

The information provided on each of the cover pages of this Schedule 13G is hereby incorporated into this Item 4.

This Schedule 13G reflects securities beneficially owned by the reporting persons as of December 31, 2012.

Securities directly owned by NGP VIII are reflected in Item 7 of NGP VIII’s cover page. These securities may be deemed to be beneficially owned by G.F.W. Energy VIII, L.P. (“GFW LP”) and GFW VIII, L.L.C. (“GFW LLC”). GFW LP is the general partner of NGP VIII. GFW LLC is the general partner of GFW LP. Each of GFW LP and GFW LLC disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of the securities for any purpose.

Securities directly owned by ETP are reflected in Item 7 of ETP’s cover page. These securities may be deemed to be beneficially owned by Philip J. Deutch (“Deutch”), who is the manager of ETP. Deutch disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of the securities for any purpose.

Securities directly owned by NGP Energy Tech LP are reflected in Item 7 of NGP Energy Tech LP’s cover page. These securities may be deemed to be beneficially owned by NGP ETP, L.L.C. (“NGP ETP”), ETP and Deutch. NGP ETP is the general partner of NGP Energy Tech LP. ETP is the manager of NGP ETP. Deutch is the manager of ETP. Each of NGP ETP, ETP and Deutch disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed on admission that any such person is the beneficial owner of the securities for any purpose.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. N/A

Item 8. Identification and Classification of Members of the Group

See Item 4.

Item 9. Notice of Dissolution of Group.

See Item 5.

Item 10. Certifications

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

NATURAL GAS PARTNERS VIII, L.P.

By: G.F.W. Energy VIII, L.P., Its: General Partner,
By: GFW VIII, L.L.C., Its: General Partner,

By:	/s/ Kenneth A. Hersh
Name: Kenneth A. Hersh
Title: Authorized Member

NGP ENERGY TECHNOLOGY PARTNERS, L.P.

By: NGP ETP, L.L.C., Its: General Partner,

By:	/s/ Philip J. Deutch
Name: Philip J. Deutch
Title: Authorized Member

ENERGY TECHNOLOGY PARTNERS, L.L.C.

By:	/s/ Philip J. Deutch
Name: Philip J. Deutch
Title: Sole Member and Manager

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G/A to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: February 14, 2013

NATURAL GAS PARTNERS VIII, L.P.

By: G.F.W. Energy VIII, L.P., Its: General Partner,
By: GFW VIII, L.L.C., Its: General Partner,

By:	/s/ Kenneth A. Hersh
Name: Kenneth A. Hersh
Title: Authorized Member

NGP ENERGY TECHNOLOGY PARTNERS, L.P.

By: NGP ETP, L.L.C., Its: General Partner,

By:	/s/ Philip J. Deutch
Name: Philip J. Deutch
Title: Authorized Member

ENERGY TECHNOLOGY PARTNERS, L.L.C.

By:	/s/ Philip J. Deutch
Name: Philip J. Deutch
Title: Sole Member and Manager